APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Shoki Beverages

Profit and Loss
January - December 2020

	TOTAL
Income	
Total Income	
Cost of Goods Sold	
Packaging	1,528.70
Shipping	138.27
Total Cost of Goods Sold	**$1,666.97**
GROSS PROFIT	**$ -1,666.97**
Expenses	
Advertising & Marketing	5,920.00
Contractors	1,200.00
Dues & Subscriptions	750.00
Legal & Professional Services	1,149.00
Office Supplies	531.29
Rent & Lease	4,000.00
Safety Gear	111.64
Web Hosting	824.58
Total Expenses	**$14,486.51**
NET INCOME	**$ -16,153.48**

Shoki Beverages

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Other Current Assets	
Inventory	5,940.71
Total Other Current Assets	**$5,940.71**
Total Current Assets	**$5,940.71**
Fixed Assets	
Equipment	4,801.17
Total Fixed Assets	**$4,801.17**
TOTAL ASSETS	**$10,741.88**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Owner's Investment	26,895.36
Retained Earnings	
Net Income	-16,153.48
Total Equity	**$10,741.88**
TOTAL LIABILITIES AND EQUITY	**$10,741.88**

Shoki Beverages

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-16,153.48
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory	-5,940.71
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-5,940.71**
Net cash provided by operating activities	**$ -22,094.19**
INVESTING ACTIVITIES	
Equipment	-4,801.17
Net cash provided by investing activities	**$ -4,801.17**
FINANCING ACTIVITIES	
Owner's Investment	26,895.36
Net cash provided by financing activities	**$26,895.36**
NET CASH INCREASE FOR PERIOD	$0.00
CASH AT END OF PERIOD	$0.00

Tiffany Yarde
I, ______, certify that:

1. The financial statements of SHOKi Beverages Corp included in this Form are true and complete in all material respects; and
2. The tax return information of SHOKi Beverages Corp included in this Form reflects accurately the information reported on the tax return for SHOKi Beverages Corp for the fiscal year ended 2020 (most recently available as of the Date of this Form C).

Signature DocuSigned by: Tiffany Yarde E76AA8DF3658447...

Name: Tiffany Yarde

Title: CEO